UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-24597
CUSIP Number:

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended March 31, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Carrier Access Corporation

Full name of registrant

Former name if applicable

5395 Pearl Parkway

Address of principal executive office (Street and number)

Boulder, CO 80301

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 6, 2005, Carrier Access Corporation (the “Company”) filed a Current Report on Form 8-K stating that the filing of a required amendment to its previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”) had been delayed beyond the May 2, 2005 extended filing date so that the Company could perform additional detailed review of certain contracts to confirm language regarding passage of title from specific customer transactions in situations where the order documentation from such customers is not consistent. The issue under examination relates to the passage of title and proper timing of revenue recognition between calendar quarters in 2003, 2004 and, potentially, the first quarter of 2005.

Because the review of contracts described above by the Company and its auditors, KPMG LLP, is not yet complete, the Company is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2005 (the “Form 10-Q”) within the prescribed time period, which delay could not be eliminated without unreasonable effort or expense. The Company currently anticipates filing the Form 10-Q promptly after filing the required amendment to its 2004 Form 10-K. The Company is working diligently with its auditors to file the required amendment to its 2004 Form 10-K, and promptly thereafter to file the Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Nancy Pierce	(303)	442-5455

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ ]Yes [X] No

As described above, the Company has not yet filed the required amendment to its 2004 Form 10-K.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ]Yes [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to any changes that may be required as a result of the review of customer contracts discussed in Part III above, our operating results for the quarterly periods ended March 31, 2005 and 2004 will be as announced in our press release dated April 26, 2005 and furnished as an exhibit to our Form 8-K Report filed April 26, 2005, which shows a material decline in revenue and net income (loss) in the first quarter of 2005 from the first quarter of 2004.

Carrier Access Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2005	By:	/s/ NANCY PIERCE
Nancy Pierce
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).